Blue Sphere Corporation S-1

Exhibit 99.3

NOMINATIONS COMMITTEE CHARTER

OF

BLUE SPHERE CORPORATION

(Dated November 20, 2016)

I.	Preamble

The Board of Directors of Blue Sphere Corporation (the “corporation”) has formed a nominations committee to establish and oversee the corporation’s director nominations process and procedures, develop and maintain the corporation’s corporate governance policies and any related matters required by the federal securities laws. This charter is meant to identify the personnel and functions of the nominations committee.

II.	Nominations Committee Membership and Function

A.	Nominations Committee Membership.

1.	The nominations committee shall consist of directors, all of whom in the judgment of the Board of Directors shall meet the independence requirements for nominations committee members under the NYSE Listed Company Manual and the NASDAQ Listing Rules, unless and to the extent such manual or rules provide for any exception to the independence requirement. The nominations committee will have at least three members.

2.	Each nominations committee member will be selected by the Board of Directors and will serve at the pleasure of the Board of Directors.

3.	The nominations committee members shall elect a chairman from among its members.

B.	Nominations Committee Function.

1.	The nominations committee has the authority and responsibility to determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board of Directors for its approval, criteria to be considered in selecting nominees for director. Further, the nominations committee shall identify and screen individuals qualified to become members of the Board of Directors, consistent with the criteria approved by the Board of Directors.

2.	The nominations committee shall make recommendations to the Board of Directors regarding the selection and approval of nominees for director to be submitted to a stockholder vote at the annual meeting of the stockholders. If a vacancy on the Board of Directors or any committee thereof occurs, the nominations committee shall identify and make recommendations to the Board of Directors regarding the selection and approval of candidates to fill such vacancy, either by election by stockholders or appointment by the Board of Directors.

3.	The nominations committee shall develop and recommend to the Board of Directors a set of corporate governance guidelines applicable to the corporation, review these principles at least once a year and recommend any changes to the Board of Directors. The nominations committee shall oversee the corporation’s corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board of Directors for approval any changes to the documents, policies and procedures in the corporation’s corporate governance framework.

4.	The nominations committee shall develop, subject to approval by the Board of Directors, a process for an annual evaluation of the Board of Directors and its committees and oversee the conduct of such annual evaluation.

5.	The nominations committee shall develop and recommend to the Board of Directors for approval standards for determining whether a director has a material relationship with the corporation or has a relationship with the corporation that would impair his or her independence.

6.	The nominations committee shall review and discuss with management disclosure of the corporation’s corporate governance practices, including information regarding the operations of the nominations committee and other committees of the Board of Directors, director independence and the director nominations process, and recommend that this disclosure be included in the corporation’s proxy or information statement or Annual Report on Form 10-K, as applicable.

7.	The nominations committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain advisors and to compensate such advisors.

III.	Outside Advisors

A.	Authority to Retain Advisors. The nominations committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this charter. The nominations committee shall set the compensation, and oversee the work, of its outside legal counsel and other advisors.

B.	Qualifications of Advisors. The advisors retained by the nominations committee shall be independent, as determined in the discretion of the committee.

IV.	Nominations Committee Meetings and Reports

A.	Nominations Committee Meetings. The nominations committee shall meet on at least a quarterly basis, inclusive of telephonic meetings, or more frequently as circumstances may require. Special meetings may be called by the chairman of the committee. The nominations committee shall maintain written minutes of its meetings, which minutes shall be filed with the minutes of the meetings of the Board of Directors. The committee may invite such members of management and/or advisors to its meetings as it deems appropriate.

B.	Nominations Committee Reports. The nominations committee shall report regularly to the Board of Directors regarding its actions and make recommendations to the Board of Directors as appropriate.

C.	Charter. The nominations committee shall ensure the disclosure of the existence of this charter in the corporation’s Annual Report on Form 10-K and/or annual proxy or information statement, as applicable. At least annually, the nominations committee shall certify that it has complied with and reviewed and reassessed the adequacy of this charter. A current copy of this charter will be posted on the corporation’s website.

D.	Limitations. Nothing contained in this charter is intended to alter or impair the right of the members of the nominations committee to rely, in discharging their duties and responsibilities, on the records of the corporation and on other information presented to the nominations committee, Board of Directors or corporation by its officers or employees or by outside advisors. Nothing contained in this charter is intended to require the nominations committee to implement or act consistently with the advice or recommendations of any legal counsel or other advisor to the nominations committee, or affect the ability or obligation of the nominations committee to exercise its own judgment in fulfillment of the duties of the nominations committee.